Exhibit 99.1

China Finance Online Reports Second Quarter and First Six Months of 2017 Unaudited Financial Results

BEIJING, August 14, 2017 /PRNewswire/ -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the second quarter and first six months ended June 30, 2017.

Second Quarter 2017 Financial Highlights

●	Net revenues were $9.6 million, up from $8.7 million in the first quarter of 2017.

●	Equity brokerage business grew 456.9% year-over-year and 8.3% quarter-over-quarter.

●	Commodities brokerage business declined by 85.7% year-over-year.

●	Gross margin was 52.9%, compared with 75.7% in the second quarter of 2016, but up from 46.4% in the first quarter of 2017.

●	Total cash and cash equivalents, restricted cash and short-term investments were $44.8 million as of June 30, 2017.

●	Net losses attributable to China Finance Online were $8.3 million, compared with a net loss of $11.6 million in the first quarter of 2017.

●	China Finance Online’s Robo-Advisor product outperformed its peer products in the Chinese market with 6.07% in the first 6 months of 2017.

First Six Months of 2017 Highlights

●	Net revenues were $18.3 million, a decrease of 60.9% compared with $46.8 million in the first six months of 2016.

●	Net losses attributable to China Finance Online were $19.9 million, compared with a net income of $14.8 million in the first six months of 2016.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “We posted sequential improvement in the second quarter. Our intelligent-finance driven fintech business is gaining traction as accredited retail investors began to subscribe our mobile application based analytical tools to guide their quantitative trading investment strategies. In addition, we are in beta test of our cloud-based investment research software product for enterprise users, namely large financial institutions. We remain confident that we will turn a positive net cash-flow in the fourth quarter of 2017. As the Chinese stock market continues to mature, we are committed to providing state-of-the-art tools with cloud computing capability and robust database to power our users in their investment decisions.”

Second Quarter 2017 Financial Results

Net revenues were $9.6 million, compared with $16.0 million during the second quarter of 2016 and $8.7 million during the first quarter of 2017. During the second quarter of 2017, revenues from financial services, the financial information and advisory business, and advertising services contributed 67%, 20% and 10% of the net revenues, respectively, compared with 76%, 18% and 5%, respectively, for the corresponding period in 2016.

Revenues from financial services were $6.4 million, compared with $12.2 million during the second quarter of 2016 and $5.4 million during the first quarter of 2017. Revenues from financial services mainly represent equity and commodities brokerage services. The equity brokerage business grew 456.9% year-over-year and 8.3% quarter-over-quarter. The year-over-year decrease of revenues from financial services was mainly due to a decline in revenues from the Company’s commodities brokerage services. Revenue from commodities brokerage declined by 85.7% year-over-year but up 94.0% quarter-over-quarter.

Revenues from the financial information and advisory business were $2.0 million, a decrease of 31.7% from $2.9 million during the second quarter of 2016 and 30.6% from $2.8 million in the first quarter of 2017. Revenues from the financial information and advisory business were comprised of subscription services from individual and institutional customers. The year-over-year revenue decline from the financial information and advisory business was mainly due to the sale of a less profitable division in the financial information segment.

Revenues from advertising were $0.9 million, compared with $0.9 million in the second quarter of 2016 and $0.4 million in the first quarter of 2017.

Gross profit was $5.1 million, compared with $12.1 million in the second quarter of 2016 and $4.0 million in the first quarter of 2017. Gross margin in the second quarter of 2017 was 52.9%, compared with 75.7% in the second quarter of 2016 and 46.4% in the first quarter of 2017. The year-over-year decreases in gross margin were mainly due to a decrease in revenues from the Company’s commodities brokerage services, which typically carry higher gross margins.

General and administrative expenses were $3.9 million, a decrease of 31.6% from $5.6 million in the second quarter of 2016, and a decrease of 6.1% from $4.1 million in the first quarter of 2017. The year-over-year and quarter-over-quarter decreases were mainly attributable to more stringent expense control measures.

Sales and marketing expenses were $7.3 million, a decrease of 33.1% from $11.0 million in the second quarter of 2016, and a decrease of 12.1% from $8.3 million in the first quarter of 2017. The year-over-year and quarter-over-quarter decreases were mainly attributable to headcount reductions in the commodity brokerage operation during the second quarter of 2017.

Research and development expenses were $4.3 million, an increase of 36.0% from $3.1 million in the second quarter of 2016 and flat in comparison with $4.3 million in the first quarter of 2017. The year-over-year increase was mainly attributable to an increase in recruitment of senior software engineers and capital market professionals to support further development in fintech capability.

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Total operating expenses were $15.7 million, a decrease of 42.7% from $27.5 million in the second quarter of 2016, and a decrease of 6.1% from $16.8 million in the first quarter of 2017.

Loss from operations was $10.7 million, compared with a loss from operations of $15.3 million in the second quarter of 2016 and a loss from operations of $12.5 million in the first quarter of 2017.

Net loss attributable to China Finance Online was $8.3 million, compared with a net income of $12.8 million in the second quarter of 2016 and a net loss of $11.6 million in the first quarter of 2017.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.37 for the second quarter of 2017, compared with fully diluted earnings per ADS of $0.50 for the second quarter of 2016 and fully diluted loss per ADS of $0.51 for the first quarter of 2017. Basic and diluted weighted average numbers of ADSs for the second quarter of 2017 were 22.7 million, compared with basic and diluted weighted average number of ADSs of 22.6 million and 25.4 million, respectively, for the second quarter of 2016. Each ADS represents five ordinary shares of the Company.

First Six Months of 2017 Financial Results

Net revenues for the first six months of 2017 were $18.3 million, a decrease of 60.9% compared with $46.8 million in the first six months of 2016.

Gross profit for the first six months of 2017 was $9.1 million, a decrease of 76.1% compared with $38.0 million in the first six months of 2016.

Net loss attributable to China Finance Online for the first six months of 2017 was $19.9 million, compared to a net income of $14.8 million in the first six months of 2016.

Fully diluted loss per ADS attributable to China Finance Online was $0.88 for the first six months of 2017, compared with fully diluted earnings of $0.58 for the first six months of 2016.

As of June 30, 2017, total cash and cash equivalents, restricted cash and short-term investments were $44.8 million.

Total shareholders’ equity of China Finance Online was $69.1 million as of June 30, 2017.

Recent Developments

●	China Finance Online rebrands its Robo-Advisor product as Lingxi

Inspired by an ancient Chinese proverb, China Finance Online’s Lingxi Robo-Advisor service is committed to deliver more personalized financial services to the large retail investor community. Through Yinglibao mobile APP, Lingxi Robo-Advisor offers a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. During the first six months of 2017, the Company’s Robo-Advisor product significantly outperformed the Shanghai Composite Index in return with a significantly lower drawdown. As of July 31, 2017, Lingxi’s year-to-date performance also beat most of its peer products in the market for its average return of 8.47% with an average drawdown of 1.53%. The Company plans to continue building out its core capabilities in the intelligent-finance driven fintech space to lay a solid foundation for its further expansion into services for institutional and retail investors.

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●	China Finance Online hosted Fund-of-funds (FOF) Forums in Beijing and Shenzhen

As more personalized customer services are increasingly becoming key differentiator over accessibility when it comes to mutual funds sales in China, and fund selection and portfolio construction are two core value added services for Fund-of-fund, we recently organized Fund-of-fund forums to discuss the current market opportunities and challenges in China for FOF investment strategy. There were 36 mutual funds in attendance in the Beijing venue and 38 mutual funds in attendance in the Shenzhen forum. Among the attendees, there were portfolio managers from leading investment managers such as China Southern Asset Management, Harvest Fund Management, China Asset Management, Bosera Asset Management, CCB Principal Asset Management, Fullgoal Asset Management, E Fund Management, MANULIFE TEDA Fund Management and Haitong Fortis Investment Management.

●	The suspension of new commodities trading by precious metals exchanges in China adversely affected China Finance Online’s commodity brokerage operation

During the second quarter, a number of precious metals exchanges in China announced that, they will not accept new purchase orders and will only allow trades for liquidations of current holdings. Such suspension announcements have adversely affected companies in commodity brokerage businesses in China, including us. As a result, China Finance Online wrote down approximately $0.3 million in its intangible assets related to the commodity brokerage businesses.

Conference Call Information

The management will host a conference call on August 14, 2017 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time on August 15, 2017). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301

Hong Kong: 800-906-648

Singapore: 800-616-2313

China: 800-870-0210 or 400-120-3170

Conference ID: 66190955

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/m6/p/8sg7qpki.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

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Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

●	our prospect and our ability to attract new users;

●	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

●	our prospect on stabilization in cash attrition and improvement of our financial position;

●	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and

●	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online

+86-10-8336-3100

ir@jrj.com

Kevin Theiss

(212) 521-4050

kevin.theiss@awakenlab.com

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China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Jun. 30, 2017	Dec. 31, 2016
Assets
Current assets:
Cash and cash equivalents	38,151	66,152
Restricted cash	-	2,484
Trust bank balances held on behalf of customers	36,631	33,174
Accounts receivable, net – others	10,204	14,411
Accounts receivable, net - Margin clients	7,540	7,557
Short-term investments	6,629	16,444
Prepaid expenses and other current assets	8,634	8,241
Deferred tax assets, current	955	1,370
Total current assets	108,744	149,833
Long-term investments, net	2,445	2,561
Property and equipment, net	6,223	7,398
Acquired intangible assets, net	102	396
Rental deposits	1,312	1,292
Goodwill	108	109
Deferred tax assets, non-current	20	33
Other deposits	1,971	6,002
Total assets	120,925	167,624

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $4,597 and $5,286 as of June 30, 2017 and December 31, 2016, respectively)	5,614	6,526
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,580 and $26,352 as of June 30, 2017 and December 31, 2016, respectively)	9,515	29,621
Contingent liability (including contingent liability of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of June 30, 2017 and December 31, 2016, respectively)	3,000	3,000
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $665 and $3,071 as of June 30, 2017 and December 31, 2016, respectively)	36,631	33,174
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $239 and $2,151 as of June 30, 2017 and December 31, 2016, respectively)	5,095	8,746
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $360 and $234 as of June 30, 2017 and December 31, 2016, respectively)	362	236
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $151 and $3,819 as of June 30, 2017 and December 31, 2016, respectively)	151	3,828
Total current liabilities	60,368	85,131
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $72 as of June 30, 2017 and December 31, 2016, respectively)	17	90
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $44 and $78 as of June 30, 2017 and December 31,2016, respectively)	459	609
Total liabilities	60,844	85,830
Noncontrolling interests	(9,023)	(4,370)
Total China Finance Online Co. Limited Shareholders’ equity	69,104	86,164
Total liabilities and equity	120,925	167,624

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 China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Six months ended
	Jun. 30, 2017	Jun. 30, 2016	Mar. 31, 2017	Jun. 30, 2017	Jun. 30, 2016
Net revenues	9,615	16,045	8,672	18,287	46,758
Cost of revenues	(4,526)	(3,905)	(4,650)	(9,176)	(8,712)
Gross profit	5,089	12,140	4,022	9,111	38,046
Operating expenses
General and administrative(includes share-based compensation expenses of $784, $1,608, $837, 1,621 and $3,027 respectively)	(3,863)	(5,647)	(4,112)	(7,975)	(10,565)
Sales and marketing (includes share-based compensation expenses of $22, $(37), $36, $58 and $(58), respectively)	(7,331)	(10,952)	(8,343)	(15,674)	(22,730)
Product development (includes share-based compensation expenses of $22, $(189), $61, $83 and $(316), respectively)	(4,253)	(3,127)	(4,300)	(8,553)	(5,825)
Loss from impairment of intangible assets	(292)	(1,111)	-	(292)	(1,111)
Loss from impairment of goodwill	-	(6,642)	-	-	(6,642)

Total operating expenses	(15,739)	(27,479)	(16,755)	(32,494)	(46,873)
Government subsidies	-	36	230	230	544
Loss from operations	(10,650)	(15,303)	(12,503)	(23,153)	(8,283)
Interest income	119	377	74	193	621
Interest expense	(1)	-	(1)	(2)	-
Short-term investment income, net	(122)	138	85	(37)	257
Gain (loss) on the interest sold and retained noncontrolling investment	1,147	18,322	(738)	409	18,322
Gain from sale of equity method investment	111	-	-	111	-
Loss from equity method investment	(1)	(49)	(8)	(9)	(111)
Other income (loss), net	(323)	(14)	(236)	(559)	57
Exchange gain (loss), net	39	73	21	60	(84)

Income (loss) before income tax expenses	(9,681)	3,544	(13,306)	(22,987)	10,779
Income tax expenses	(5)	(2,693)	(512)	(517)	(3,117)

Net income (loss)	(9,686)	851	(13,818)	(23,504)	7,662
Less: Net loss attributable to the noncontrolling interest	(1,387)	(11,914)	(2,209)	(3,596)	(7,120)
Net income (loss) attributable to China Finance Online Co. Limited	(8,299)	12,765	(11,609)	(19,908)	14,782

Net income (loss)	(9,686)	851	(13,818)	(23,504)	7,662
Changes in foreign currency translation adjustment	1,045	(1,748)	681	1,726	(3,894)
Net unrealized gain on available-for-sale securities, net of tax effects of nil, nil, nil, nil and nil respectively	(71)	-	(35)	(106)	-
Other comprehensive income (loss), net of tax	974	(1,748)	646	1,620	(3,894)
Comprehensive income (loss)	(8,712)	(897)	(13,172)	(21,844)	3,768
Less: comprehensive loss attributable to noncontrolling interest	(1,387)	(11,914)	(2,209)	(3,596)	(7,120)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(7,325)	11,017	(10,963)	(18,288)	10,888

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.07)	0.11	(0.10)	(0.18)	0.13
Diluted	(0.07)	0.10	(0.10)	(0.18)	0.12
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.37)	0.56	(0.51)	(0.88)	0.65
Diluted	(0.37)	0.50	(0.51)	(0.88)	0.58
Weighted average ordinary shares
Basic	113,586,708	113,049,666	113,532,543	113,559,775	112,994,727
Diluted	113,586,708	126,914,643	113,532,543	113,559,775	126,868,543
Weighted average ADSs
Basic	22,717,342	22,609,933	22,706,509	22,711,955	22,598,945
Diluted	22,717,342	25,382,929	22,706,509	22,711,955	25,373,709

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